

July 28, 2009

Room 4631

Dong-Hee Lee
President and Representative Director – Chief Finance
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

> **Re: POSCO**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 001-13368**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 30
Item 5.A. Operating Results, page 30
Overview, page 30

1.   We note your discussion regarding the recent global economic downturn and that it has adversely affected demand for products manufactured by your customers. However, your discussion is general in nature, only stating that you have had to reduce your crude steel production and sales prices. Please expand MD&A, in

future filings, to provide a discussion of recent economic events, including the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management's response for managing these events and potential future actions by management. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

2.   We note that your cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry and that sales volume for these products increased 4.9% during 2008 compared to 2007 as a result of an increase in demand in the auto industry. Based on your disclosure on pages 5 and 30, it appears that the recent global economic downturn has adversely impacted your customers in the automotive industry as well as the shipbuilding and construction industries.   Tell us and disclose in future filings, how the downturn in the global economy has impacted certain customers and product lines, specifically addressing the impact on the cold rolled products, your largest product category in terms of sales volume and revenue, and your customers in the automotive industry. Disclose whether or not you expect reductions of production and sales prices in 2009 and quantify the anticipated impact on operations.

Critical Accounting Estimates, page 33

3.   We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

4. In 2008, you recognized ₩442,840 million under US GAAP for other-than-temporary impairment losses relating to certain available-for-sale marketable equity securities. In addition to your marketable equity securities reported at fair value as available-for-sale investments, you also have ₩1,306,736 million in non-marketable equity securities primarily recorded at cost since fair value is not readily determinable. Tell us how you have evaluated these investments for impairment under both Korean GAAP and US GAAP. Specifically address how you considered the significant adverse change in the economic and operating environment in determining whether impairment indicators are present.

Inventories, page 35

5. Considering the material nature of your inventory balance and the material impact it has on operations and liquidity, please revise your inventory policy note to provide a robust discussion of your inventory valuation methods and underlying assumptions. To the extent the current global economic downturn has impacted the value of your inventory and resulted in mark to market adjustments please disclose. We further note your Form 6-K filed on July 15, 2009 discusses inventory levels as of June 30, 2009. It appears that your inventory levels have dropped to ₩3,590 billion. Ensure that your future filings discuss the reasons for this decrease or any other material changes in your inventory balance. It appears based on disclosures in your Form 6-K that sales were up from the first quarter 2009 and inventory levels were down as a result of active sales efforts. Tell us and disclose, in future filings, how much of the decrease in inventory and increase in sales was a result of a decrease in production and/or additional price cuts. This information will provide investors an understanding of the relationship of your inventory levels and potential risks associated with these inventories.

Capital Requirements, page 41

6. The tabular disclosure of contractual obligations is meant to provide aggregated information about your contractual obligations in a single location to provide useful context for investors to assess your short- and long-term liquidity and capital resource needs and demands. In future filings, please revise your contractual obligations table as follows:
    *   To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

- Please include estimates of your purchase obligations subject to variable price provisions with footnotes to inform investors of the payments that are subject to market risk, if that information is material to investors. In addition, the footnotes should discuss any material termination or renewal provisions to the extent necessary for an understanding to the timing and amount of payments under your purchase obligations. Please refer to part III.D of SEC Release 33-8182.
- While the timing of payments relating to accrued severance benefits and other long-term liabilities may be uncertain, this does not preclude you from quantifying the amount of these obligations in the table, using your judgment in the presentation. Footnotes to the table can clarify the judgments used in the presentation and describe provisions that create, increase, or accelerate obligations, or provide other pertinent data to the extent necessary for an understanding of the timing and amount of your obligations.
- Please include commitments to make future payments under lease agreements.

Refer to Item 303(A)(5) of Regulation S-K for guidance. Please provide an example of the disclosure you intend to provide in future filings.

7. We note your disclosure on pages 41 and F-59 that your long-term contracts to purchase iron ore, coal, and other raw materials "provide for periodic price adjustments to then-market prices." Please tell us and expand disclosure in future filings to clarify how the price is adjusted on these contracts, including how often, whether the adjustments are based on an index, etc. Describe your exposure, as applicable, to potential losses resulting from fluctuations in the free market price of these materials during the terms of these contracts. Provide similar disclosure clarifying the purchase price terms of your agreement to purchase LNG from Tangguh LNG Consortium.

Capital Resources, page 42

8. We note the buildup of inventories and accounts receivables as a result of the global economic downturn during 2008. The increases in steel prices in 2008 as well as an increase in the volume of inventories due to the slowdown in the economy in the second half of 2008 led to the increase in inventories and the longer collection cycles led to the buildup of accounts receivables. Please revise future filings to discuss the specific steps you are taking to reduce inventory and accounts receivable levels. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the increases and decreases and any variances in the corresponding turnover ratios.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief